Exhibit 12

NCO Group, Inc.

Ratio of Earnings to Fixed Charges

(in thousands, except for ratios)

	For the Three Months Ended				For the Six Months Ended
	June 30,				June 30,
	2010(1)(2)		2009(1)(3)		2010(1)(2)		2009(1)(3)
Earnings:
Add:
Loss before income taxes and noncontrolling interest	$(23,454)		$(8,115)		$(34,752)		$(11,940)
Fixed charges	27,798		32,305		57,338		60,992
Amortization of capitalized interest	—		3		—		6
	4,344		24,193		22,586		49,058
Subtract:
Distributions to noncontrolling interest holders	1,472		1,970		2,736		4,287
	1,472		1,970		2,736		4,287
Earnings	$2,872		$22,223		$19,850		$44,771

Fixed Charges:
Interest expense	$22,156		$26,674		$45,757		$49,784
Portion of rentals deemed to be interest	5,642		5,631		11,581		11,208
	$27,798		$32,305		$57,338		$60,992

Ratio of earnings to fixed charges	0.1	x	0.7	x	0.3	x	0.7	x

(1)

For the three and six months ended June 30, 2010 and 2009, the Company’s ratio of earnings to fixed charges indicated a less than one-to-one coverage. The deficiency was a result of earnings that were $24.9 million and $10.1 million less than fixed charges for the three months ended June 30, 2010 and 2009, respectively, and $37.5 million and $16.2 million less than fixed charges for the six months ended June 30, 2010 and 2009, respectively.

(2)	Loss before income taxes and noncontrolling interest includes restructuring charges of $4.9 million and $6.4 million for the three and six months ended June 30, 2010.

(3)	Loss before income taxes and noncontrolling interest includes restructuring charges of $1.3 million and $1.8 million for the three and six months ended June 30, 2009.